dentons.com

Via EDGAR and Federal Express

April 2, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        Amber Road, Inc.
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on March 25, 2019 by Amber Road, Inc.
File No. 001-36360

Dear Mr. Panos:

We are counsel to Amber Road, Inc. (“Amber Road” or the “Company”). We are writing in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated as of April 1, 2019 (the “Comment Letter”). The Company’s responses have been incorporated into an amendment to the preliminary proxy statement being filed with the Commission.

In order to facilitate your review of the Company’s responses, we have repeated each comment from the Comment Letter in its entirety in the original numbered sequence, and have set forth the relevant amended text of the amended preliminary proxy statement in tracked changes below.

I.          What is the effect of abstentions and broker non-votes on voting, page 11

1. In light of the Schedule 14A filed in opposition by Altai the day after the above-captioned filing, please advise us of the legal basis upon which the registrant has relied to conclude that brokers may be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that “broker nonvotes” will still exist even if the solicitation is contested and reconcile the disclosure in this section with that on page 3 that affirmatively indicates brokers cannot vote on any proposals absent instructions from security holders. See Item 21(b) of Schedule 14A.

We acknowledge the Staff’s comment and agree that in the absence of instructions timely transmitted by beneficial holders, brokers will not be eligible to vote the shares on any of the proposals in this contested election. Therefore, we have amended the section entitled “What is the effect of abstentions and broker non-votes on voting?” on page 11 of the preliminary proxy statement as below:

“What is the effect of abstentions and broker non-votes on voting?

Abstentions ~~and shares that constitute broker non-votes~~ will be counted as present at the Annual Meeting for the purpose of determining a quorum. Abstention may not be specified with respect to the election of directors (Proposal 1), and abstention with respect to Proposal 2 will have the same effect as a vote against such proposal.

A broker non-vote occurs when the broker is unable to vote on a proposal because the proposal is not routine and the stockholder who owns the shares in “street name” has not provided any voting instructions to the broker on that matter. The New York Stock Exchange (“NYSE”) rules determine whether proposals are routine or not routine. If a proposal is routine, a broker holding shares for an owner in street name may vote ~~for~~ on the proposal without voting instructions. ~~The only proposal that would be considered routine if you do not receive proxy materials from Altai would be the ratification of the selection of KPMG as our independent registered public accountants for the fiscal year ended December 31, 2019. If a broker does not receive voting instructions for a non-routine proposal, the broker will return a proxy card without a vote on that proposal, which is usually referred to as a “broker non-vote.” We do not anticipate any of the proposals presented at the Annual Meeting will allow brokers to exercise discretionary voting power. Shares underlying broker non-votes are not counted in the tabulations of shares present at the Annual Meeting and entitled to vote on any of the proposals and, therefore, broker non-votes will have no effect on the outcome of Proposals 1 and 2.~~  Because we are facing a contested election, the NYSE rules governing brokers’ discretionary authority do not permit brokers to exercise discretionary voting power regarding any of the proposals to be voted on at the Annual Meeting, whether routine or not. As a result, brokers are not entitled to vote on any of the proposals at the Annual Meeting without receiving voting instructions from the beneficial owners, and thus the underlying shares will not be counted for establishing the presence of a quorum, and will have no effect on the outcome of Proposals 1 and 2.  If you do not provide voting instructions to your bank, broker, trustee or other nominee holding shares of our common stock for you, your shares will not be voted with respect to any proposal. We therefore encourage you to provide voting instructions on a WHITE proxy card or the voting instruction form provided by the bank, broker, trustee or other nominee that holds your shares, in each case by carefully following the instructions provided.”

II.          Who will pay for the solicitation of proxies?, page 12

2. Given the lone reference to the expected quantification of the proxy solicitor’s fee, advise us how the registrant has complied with Item 4(b) of Schedule 14A. Alternatively revise this section to provide the information requested in the context of a contested election of directors. Refer also to Instruction 1 to Item 4, which seeks disclosure of all costs incidental to the solicitation above what the registrant normally expends.

In response to the Staff’s comment, we have revised the section entitled “Who will pay for the solicitation of proxies?” on page 12 of the preliminary proxy statement as below to make more explicit that the costs specified in Item 4(b) of Schedule 14A will be included in the total expenditure amount:

“Who will pay for the solicitation of proxies?

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly and mailing of this Proxy Statement, the WHITE proxy card, the Notice of Annual Meeting of Stockholders and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding shares of our common stock in their names that are beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners for their costs of forwarding the solicitation materials to the beneficial owners. Original solicitation of proxies may be supplemented by telephone, facsimile, electronic mail or personal solicitation by our directors, officers or staff members. Other than the persons described in this Proxy Statement, no general class of employee of the Company will be employed to solicit stockholders in connection with this proxy solicitation. However, in the course of their regular duties, employees may be asked to perform clerical or ministerial tasks in furtherance of this solicitation. No additional compensation will be paid to our directors, officers or staff members for such services. We have retained MacKenzie to act as a proxy solicitor in conjunction with the Annual Meeting. We have agreed to pay MacKenzie an amount not to exceed $~~[~~225,000~~]~~, plus reasonable out-of-pocket expenses for proxy solicitation services. MacKenzie expects that approximately 25 of its employees will assist in the solicitation. Our aggregate expenses, including ~~legal fees and the fees and expenses of MacKenzie, which includes~~ fees for attorneys, accountants, public relations and financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the contested solicitation, but excluding (i) costs normally expended for a solicitation for an election of directors in the absence of a contest and (ii) the salaries and wages of regular employees and officers of the Company, are expected to be approximately $[total aggregate expenses], of which $[aggregate expenses to date] has been incurred as of the date of this Proxy Statement.

Annex A sets forth information relating to our directors and director nominees as well as certain of our officers and employees who are considered “participants” in our solicitation under the rules of the SEC by reason of their position as directors and director nominees of the Company or because they may be soliciting proxies on our behalf.”

III.          Executive Compensation Tables, page 49

3. In footnote 1(b), the registrant discloses that the Stock Awards column for 2017 is only reflective of the target number of shares for each NEO’s 2017 PSUs. Because the registrant appears to have generated Adjusted EBITDA for 2018 that was more than twice the anticipated target, advise us, with a view towards revised disclosure, if the column titled “Total ($)” needs updating and/or further qualification given the known registrant’s known financial performance. Absent updating and/or qualification, please advise us why stockholders would not be at risk of reasonably believing that the numbers reflected in this column accurately represent each of the NEO’s compensation in its entirety.

In response to the Staff’s comment, we have added a footnote to the executive compensation table on page 49 of the preliminary proxy statement as below to clarify that the values contained in the “Total ($)” column only include the grant date fair value of the 2017 stock awards and do not give effect to subsequent changes in the value of such awards, as specified in prior footnote 1(b) to the Summary Compensation Table. The text of new footnote 6 is as follows:

“(6)
Total compensation for 2017 excludes PSUs vested at greater than 100% of the target shares due to the final determination, subsequent to December 31, 2018,  of actual 2018 Adjusted EBITDA against the 2018 Adjusted EBITDA PSU Target as discussed in footnote 1(b), above.”

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any issues as quickly as possible. Should you or any other member of the Staff have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 398-5787. We thank the Staff for its time and consideration with respect to this matter.

*          *          *          *          *
Very truly yours,

/s/ Ira L. Kotel

Ira L. Kotel

cc:          James W. Preuninger (jimpreuninger@amberroad.com)
Thomas E. Conway (thomasconway@amberroad.com)
Brad Holmstrom (bradholmstrom@amberroad.com)
Victor H. Boyajian (victor.boyajian@dentons.com)
Lawrence S. Elbaum (lelbaum@velaw.com)
Patrick Gadson (pgadson@velaw.com)